UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on extraordinary remuneration to shareholders
—

Rio de Janeiro, November 21, 2024 – Petróleo Brasileiro S.A. (Petrobras) informs that its Board of Directors (CA), in a meeting held today, approved the payment of extraordinary dividends in the amount of R$ 20 billion, equivalent to R$ 1.55174293 per common and preferred share in circulation, with R$ 15.6 billion as intermediate dividends based on the capital remuneration reserve, and R$ 4.4 billion as interim dividends.

The proposed distribution is aligned with the current Shareholder Remuneration Policy, which stipulates that Petrobras may distribute extraordinary remuneration to shareholders, provided that the financial sustainability of the Company is preserved.

Amount to be paid: R$ 1.55174293 per common and preferred share in circulation, entirely in the form of dividends in a single installment.

Record date: on December 11, 2024, for holders of shares issued by Petrobras traded on B3 and on December 13, 2024, for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 as of December 12, 2024.

Payment date: For holders of Petrobras shares traded on B3, the payment will be made on December 23, 2024. ADR holders will receive the payment starting on January 3, 2025.

It is important to note that this payment will be considered in the shareholder remuneration proposal for the fiscal year 2024 to be approved at the 2025 Annual General Meeting, with its amount adjusted by the Selic rate from the payment date until the end of the current fiscal year for the purpose of calculating the amount to be deducted.

According to Petrobras' Shareholder Remuneration Policy, extraordinary dividends are considered regular dividends; and not special dividends.

The Shareholder Remuneration Policy can be accessed on the Company's Investor Relations website (https://www.investidorpetrobras.com.br/en/esg-environment-social-and-governance/governance/).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer